FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2003

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(An Israeli Corporation)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except earnings per ADR)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Net Sales	$ 764.4	$ 572.0	$ 1,521.8	$ 1,117.1
Cost of Sales	404.1	324.9	813.1	631.5
Gross Profit	360.3	247.1	708.7	485.6
Research and development expenses:
Total expenses	54.9	44.8	104.6	84.8
Less - participations and grants	6.4	8.0	9.7	12.9
	48.5	36.8	94.9	71.9
Selling, general and administrative expenses	129.9	97.4	252.6	189.5
	181.9	112.9	361.2	224.2
Income from GlaxoSmithKline litigation settlement	100.0	-	100.0	-
Restructuring expenses	7.4	-	7.4	-
Operating income	274.5	112.9	453.8	224.2
Financial expenses - net	8.9	3.6	12.9	10.9
Income before income taxes	265.6	109.3	440.9	213.3
Income taxes	54.9	17.4	92.6	35.7
	210.7	91.9	348.3	177.6
Share in profits of associated companies - net	0.1	0.3	0.2	0.7
Minority interests in profits of subsidiaries - net	(0.4)	(0.3)	(0.4)	(0.8)
Net income	$ 210.4	$ 91.9	$ 348.1	$ 177.5

Earnings per ADR:
Basic	$ 0.79	$ 0.35	$ 1.31	$ 0.67
Diluted	$ 0.75	$ 0.34	$ 1.25	$ 0.66

Weighted average number of ADRs (in millions):
Basic	265.6	264.4	265.3	264.4
Diluted	284.8	280.4	283.2	280.4

The accompanying notes are an integral part of the condensed financial statements.

____(1)____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	June 30,	December 31,
	2003	2002
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	$ 879.3	$ 809.9
Short-term investments	289.3	235.7
Accounts receivable:
Trade	851.6	855.8
Other	285.1	218.9
Inventories	898.2	781.1
Total current assets	3,203.5	2,901.4
Investments and other assets	422.2	313.5
Property, plant and equipment, net	717.2	675.4
Intangible assets and debt issuance costs, net	280.5	176.2
Goodwill	610.6	560.3
Total assets	$ 5,234.0	$ 4,626.8

LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities:
Short-term credit	$ 224.8	$ 176.1
Accounts payable and accruals	941.6	785.7
Convertible senior debentures	565.1	562.4
Total current liabilities	1,731.5	1,524.2
Long-term liabilities:
Deferred income taxes	42.0	43.7
Employee related obligations	73.4	63.2
Loans and other liabilities	366.3	351.4
Convertible senior debentures	810.0	810.0
Total long-term liabilities	1,291.7	1,268.3
Total liabilities	3,023.2	2,792.5
Minority interests	5.2	4.9
Shareholders` equity:
Ordinary shares of NIS 0.10 par value;
June 30, 2003 and December 31, 2002:
authorized - 999.6 million shares; issued and
outstanding - 264.0 million shares and
263.2 million shares, respectively	34.0	33.9
Additional paid-in capital	493.5	481.5
Deferred compensation	(0.1)	(0.1)
Retained earnings	1,656.8	1,345.7
Accumulated other comprehensive income	70.6	17.3
Cost of company shares held by subsidiaries - June 30, 2003
and December 31, 2002 - 4.5 million ordinary shares
and 4.6 million ordinary shares, respectively	(49.2)	(48.9)
Total shareholders` equity	2,205.6	1,829.4
Total liabilities and shareholders` equity	$ 5,234.0	$ 4,626.8

The accompanying notes are an integral part of the condensed financial statements.

____(2)____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Cash flows from operating activities:
Net Income	$ 210.4	$ 91.9	$ 348.1	$ 177.5
Adjustments to reconcile net income to net cash
provided by operating activities:
Income and expenses not involving cash flows*	(63.9)	16.9	(56.5)	36.6
Changes in certain assets and liabilities	(48.4)	21.1	10.1	18.9
Net cash provided by operating activities	98.1	129.9	301.7	233.0

Cash flows from investing activities:
Purchase of property, plant and equipment	(47.7)	(41.6)	(84.6)	(69.0)
Acquisition of subsidiaries	-	(153.6)	-	(153.6)
Acquisition of intangible assets	(4.6)	(6.6)	(10.0)	(8.3)
Proceeds from sale of property, plant and equipment	0.1	4.0	0.5	11.8
Acquisition of long-term investments and other assets	(88.3)	(4.0)	(171.6)	(161.5)
Proceeds from sale of long term investments	53.2	3.9	58.4	3.9
Net decrease (increase) in short-term investments	(65.0)	10.0	(41.5)	20.5
Net cash used in investing activities	(152.3)	(187.9)	(248.8)	(356.2)

Cash flows from financing activities:
Proceeds from exercise of options by employees	6.8	1.8	16.8	2.6
Cost of acquisition of Company shares, net of proceeds from sale	0.3	(1.7)	(0.3)	(2.6)
Discharge of long-term loans and other long-term liabilities	(0.5)	(0.6)	(3.7)	(0.8)
Net increase (decrease) in short-term credit	12.4	(15.9)	32.8	(54.5)
Dividends paid	(19.0)	(12.8)	(37.0)	(23.3)

Net cash provided by (used in) financing activities	-	(29.2)	8.6	(78.6)
Translation differences on cash balances of certain subsidiaries	4.1	9.7	7.9	9.2
Net increase (decrease) in cash and cash equivalents	(50.1)	(77.5)	69.4	(192.6)
Balance of cash and cash equivalents at beginning of period	929.4	653.8	809.9	768.9
Balance of cash and cash equivalents at end of period	$ 879.3	$ 576.3	$ 879.3	$ 576.3

*	In connection with the settlement agreement with GlaxoSmithKline ("GSK") the Company received product rights relating to Purinethol® and recorded a one-time non cash income of $100 million (before taxes) representing the value of the product rights, see Note 9.

The accompanying notes are an integral part of the condensed financial statements.

____(3)____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 1 - Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial condition and results of operations of Teva Pharmaceutical Industries Limited (the "Company").  These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company`s audited financial statements included in the Company`s report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission.  The results of operations for the three months and six months ended June 30, 2003 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 - Earnings per American Depository Receipt ("ADR"):

Basic earnings per ADR are computed by dividing net income by the weighted average number of ADRs/ordinary shares and ordinary "A" shares (including special shares exchangeable into ordinary shares), outstanding during the period, net of Company shares held by subsidiaries.

In computing diluted earnings per ADR, basic earnings per ADR are adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the convertible senior debentures due 2005, using the if-converted method, by adding to net income interest expense on these debentures and issuance costs, net of tax benefits, and by adding the weighted average number of shares issued upon assumed conversion of these debentures  (no account was taken of the potential dilution that could occur upon the conversion of the convertible senior debentures due 2021 and 2022, since as at June 30, 2003, the conditions necessary for conversion of such debentures have not been satisfied); and (2) the exercise of options granted under employee stock option plans, using the treasury stock method.

Subsequent to June 30, 2003, the conditions for conversion of the debentures due 2021 and 2022 have been satisfied.  Accordingly, diluted earnings per ADR for the third quarter of 2003 will be calculated after taking into account the potential dilution that could occur upon the conversion of such debentures.

NOTE 3 - Stock based compensation:

The Company accounts for its employee stock option plans using the intrinsic value based method of accounting prescribed by APB 25 and related interpretations. The following table illustrates the effect on net income and earning per ADR, assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
In millions, except earnings per ADR
Net income, as reported	$ 210.4	$ 91.9	$ 348.1	$ 177.5
Add: amortization of deferred compensation related to
employee stock option plans, included in condensed
consolidated statements of income, net of related tax
Effect	*	*	*	*
Deduct: amortization of deferred compensation,
at fair value, net of related tax effect	14.6	15.5	27.9	30.2
Pro forma net income	$ 195.8	$ 76.4	$ 320.2	$ 147.3
Earnings per ADR
Basic - as reported	$ 0.79	$ 0.35	$ 1.31	$ 0.67
Basic - pro forma	$ 0.74	$ 0.29	$ 1.21	$ 0.56
Diluted - as reported	$ 0.75	$ 0.34	$ 1.25	$ 0.66
Diluted - pro forma	$ 0.69	$ 0.28	$ 1.14	$ 0.55

* Represents an amount of less than $0.1 million

____(4)____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 4 - Inventories:

Inventories consisted of the following:

	June 30, 2003	December 31, 2002
	Unaudited	Audited

Raw and packaging materials	$ 244.1	$ 210.8
Products in process	145.5	133.4
Finished products	412.9	370.4
Purchased products	73.8	60.1
	876.3	774.7
Materials in transit and payments on account	21.9	6.4
	$ 898.2	$ 781.1

NOTE 5 - Comprehensive income:

Comprehensive income for the Company is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Net income	$ 210.4	$ 91.9	$ 348.1	$ 177.5
Other comprehensive income, net of tax:
Realized gain on available-for-sale securities-net	-	1.2	-	2.1
Unrealized gain (loss) from available-for-sale securities-net	10.6	-	11.8	(6.1)
Translation of non-dollar-currency financial
statements of subsidiaries and associated companies	17.1	53.8	41.5	52.9
Total comprehensive income	$ 238.1	$ 146.9	$ 401.4	$ 226.4

____(5)____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 6 - Financial information by business segment:

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API*	Other	Total
Three month period ended June 30, 2003:
Net sales:
To unaffiliated customers	$ 666.6	$ 93.1	$ 4.7	$ 764.4
Intersegment		75.8	0.3	76.1
Total net sales	$ 666.6	$ 168.9	$ 5.0	$ 840.5
Operating income**	$ 234.2	$ 66.7	$ 0.5	$ 301.4
Assets (at end of period)	$ 2,247.3	$ 517.5	$ 28.2	$ 2,793.0
Goodwill (at end of period)	$ 586.9	$ 23.7	-	$ 610.6
Depreciation and amortization of segment assets	$ 21.6	$ 7.2	$ 0.6	$ 29.4

Three month period ended June 30, 2002:
Net sales:
To unaffiliated customers	$ 515.2	$ 52.1	$ 4.7	$ 572.0
Intersegment	-	49.3	0.3	49.6
Total net sales	$ 515.2	$ 101.4	$ 5.0	$ 621.6
Operating income	$ 91.3	$ 47.4	$ 0.5	$ 139.2

Six month period ended June 30, 2003:
Net sales:
To unaffiliated customers	$ 1,331.4	$ 181.2	$ 9.2	$ 1,521.8
Intersegment		156.4	0.4	156.8
Total net sales	$ 1,331.4	$ 337.6	$ 9.6	$ 1,678.6
Operating income**	$ 370.0	$ 137.4	$ 0.5	$ 507.9
Assets (at end of period)	$ 2,247.3	$ 517.5	$ 28.2	$ 2,793.0
Goodwill (at end of period)	$ 586.9	$ 23.7	-	$ 610.6
Depreciation and amortization of segment assets	$ 41.7	$ 13.5	$ 1.3	$ 56.5

Six month period ended June 30, 2002:
Net sales:
To unaffiliated customers	$ 994.1	$ 113.6	$ 9.4	$ 1,117.1
Intersegment	-	95.8	0.4	96.2
Total net sales	$ 994.1	$ 209.4	$ 9.8	$ 1,213.3
Operating income	$ 177.6	$ 91.7	$ 0.5	$ 269.8

* Active Pharmaceutical Ingredients

** Operating income for the three and six month periods ended June 30, 2003 of the pharmaceutical and API segments, includes an amount of  $100 million income from GSK litigation settlement, and $7.4 million restructuring expense, respectively.

____(6)____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

b. Following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Operating income:
Total operating income of reportable Segments	$ 300.9	$ 138.7	$ 507.4	$ 269.3
Other	0.5	0.5	0.5	0.5
Amounts not allocated to segments:
Profits not yet realized	(12.5)	(15.8)	(27.8)	(27.2)
General and administration expenses	(12.4)	(8.2)	(23.2)	(15.2)
Other expenses	(2.0)	(2.3)	(3.1)	(3.2)
Financial expenses - net	(8.9)	(3.6)	(12.9)	(10.9)
Consolidated income before income taxes	$ 265.6	$ 109.3	$ 440.9	$ 213.3

June 30, 2003
Assets:
Total assets of reportable segments	$2,764.8
Total goodwill of reportable segments	610.6
Other assets	28.2
Elimination of inter segment balances	(11.7)
Elimination of unrealized income from inventories	(82.4)
Assets not allocated to segments:
Current assets	1,453.7
Investments and other assets	422.2
Property, plant and equipment	35.3
Debt issuance costs	13.3
$ 5,234.0

NOTE 7 - Commitments and contingencies:

On September 12, 2002, Teva USA obtained summary judgment from the U.S. District Court for the Northern District of Illinois regarding a U.S. patent on a combination of Hydrocodone Bitartrate and Ibuprofen.  The district court ruled that the U.S. patent is invalid as obvious.  The patent was asserted by Knoll Pharmaceutical Company, now a subsidiary of Abbott Laboratories, which markets the combination as Vicoprofen®.  2002 annual sales of the branded product in the U.S. were estimated to be approximately $108 million.  In April 2003, following FDA approval, Teva USA launched its product, Hydrocodone Bitartrate and Ibuprofen Tablets, 7.5 mg/200 mg.  Knoll has appealed the district court's judgment and that appeal is pending.  Although Teva believes that the findings of fact and legal conclusions of the district court are well founded and that the decision will be upheld, were Knoll to be successful in its appeal, Teva USA could be required to pay damages to Knoll related to the sales of Teva USA`s Hydrocodone Bitartrate and Ibuprofen Tablets and enjoined from selling that product. No provision for these matters has been included in the accounts.

On February 25, 2003, two motions requesting permission to institute a class action were filed in the Superior Court for the Province of Quebec against all major Canadian Generic Drug Manufacturers, including Novopharm Limited ("Novopharm"), a

____(7)____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

Teva subsidiary.  The claims seek to proceed with a class action for damages based on alleged marketing practices of Generic Drug Manufacturers in the Province of Quebec.  In Quebec, a class action cannot be instituted without court approval and Novopharm intends to contest the authorization of both as class actions.   In addition, Novopharm has been advised by counsel that it has meritorious defenses and intends to defend these cases vigorously.  No provision for these matters has been included in the accounts.

On March 24, 2003, Teva USA obtained summary judgment from the U.S. District Court for the District of New Jersey, which held that Teva USA`s Moexipril Hydrochloride Tablets did not infringe a U.S. patent licensed by Warner Lambert Company to  Schwarz Pharma, Inc. and Schwarz Pharma AG, which market their moexipril formulation as Univasc.  In May 2003, following FDA approval, the Company launched its product, Moexipril Hydrochloride, 7.5 mg./15 mg.  Schwarz Pharma has appealed the District Court`s judgment and the appeal is pending.  Teva believes that the findings of fact and legal conclusions of the District Court are well founded and that the decision will be upheld.  Were any of the plaintiffs to be successful in their appeal, the case would be remanded to the District Court for further proceedings.  If it is found that Teva USA infringes the patent, it could be required to pay damages to the plaintiffs related to the sales of moexipril hydrochloride tablets and be enjoined from selling that product.  No provision for this matter has been included in the accounts.

In May 2003, Teva USA accepted service in U.S., ex rel. King v. Alcon Laboratories, Inc., et al., a qui tam action, filed in U.S. District Court for the Northern District of Texas, against 28 pharmaceutical companies, comprising a substantial portion of the U.S. pharmaceutical industry.  The Complaint, brought by an individual on behalf of the United States pursuant to provisions of the federal False Claims Act, alleges that defendant pharmaceutical companies defrauded the United States government by selling products to the United States and its instrumentalities that were not manufactured in full compliance with FDA Current Good Manufacturing Processes, and were therefore adulterated within the meaning of the Food and Drug Act.  The Complaint seeks the recovery of $30 billion collectively from defendants.  The United States Department of Justice has twice declined to intervene in the lawsuit to pursue the claims directly on behalf of the United States.  Teva believes that the action is without merit as to it and will defend the action vigorously.  No provision for this matter has been included in the accounts.

As of June 30, 2003, Biovail Corporation International and Teva USA entered into a settlement with Bayer AG, Bayer Corporation, and Pfizer Inc. of all patent litigation pending among them regarding Biovail`s Nifedipine Extended Release Products.  Pursuant to that settlement, the parties to the nifedipine patent litigations pending in the U.S. District Court for the District of Puerto Rico filed a stipulation with the Court on July 16, 2003, which was signed by the Court on July 23, 2003, dismissing each of the pending matters regarding Biovail`s Nifedipine Extended Release Products.

NOTE 8 - Cooperation agreement:

In May 2003, the Company entered into a cooperation agreement with a Japanese company,  Eisai Co. Ltd. ("Eisai"), for the global co-development and  for the co-promotion in the U.S. market of rasagline for several indications for the treatment of Parkinson and Alzheimer diseases.  Other provisions of the agreement relate to additional funding  by Eisai of certain development activities relating to the products.  Such additional funding is being made under certain conditions up to a maximum amount, as stipulated in the agreement.

NOTE 9 - Income from GlaxoSmithKline litigation settlement:

On April 30, 2003, GSK and Teva announced the settlement of all litigation pending between them relating to the patent actions regarding Nabumetone, the generic version of GSK's Relafen® and the antitrust claims asserted by the Company related to such patent litigation. Following the settlement with GSK,  effective June 30, 2003, the Company received all product rights relating to Purinethol® for the United States, Puerto Rico and Canada.  In connection with this transaction, the Company recorded in the quarter ended June 30, 2003 a one-time income of $100 million, before taxes, representing the value of the product rights to Purinethol® as determined by an independent appraiser.

____(8)____

NOTE 10 - Restructuring expenses:

During the three months ended June 30, 2003 the Company resolved to close one of its Active Pharmaceutical Ingredients plants in Israel and transfer the production of this plant to another location.  As a result, the Company recorded an impairment charge relating to property, plant and equipment in the amount of $7.4 million.

____(9)____

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related notes to the consolidated financial statements and the Operating and Financial Review and Prospects included in Teva`s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes to such unaudited interim condensed consolidated financial statements.

Except for historical information contained in this report, the matters discussed below are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, the effects of competition on Copaxone® sales,  the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC").

Teva undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  Readers are advised, however, to consult any additional disclosures that Teva may make in its Reports on Form 6-K to the SEC.

Results of Operations

Comparison of Three Months Ended June 30, 2003 to
Three Months Ended June 30, 2002

General

Teva continued to demonstrate substantial growth this quarter.  On a consolidated basis, sales in the second quarter of 2003 grew over the second quarter of 2002 by 34% to $764 million and net income increased even more significantly to $137 million (49%), before one-time items and 129% after taking into account one time items.  The main factors affecting the quarter were:

.         US generic pharmaceutical sales grew significantly ($75 million; 31%) as a result of 14 new generic products that were launched after the second  quarter of 2002, including   three new products which were launched in the US during the quarter, the most significant being Hydrocodone.

.         European generic pharmaceutical sales benefited primarily from the successful launch of Simvastatin in the United Kingdom and The Netherlands, the continued strengthening of the European currencies as against the US dollar (Euro, U.K. Pound Sterling and Hungarian Forint) and consolidation of the sales of Teva Classics in France.

.         Copaxone® global in-market sales grew 35% over the comparable period in 2002 as a result of both continued success in the North American market, as well as a strong on-going entry into European markets.

.         The favorable currency changes this quarter contributed about one-fifth of the increase in sales.

.         Profitability exceeded the new levels achieved in the first quarter of 2003 - gross profit margin reached 47.1%; operating profit margin was 23.8%; while net income kept its margin of 18.0%. All the profitability numbers are before the one-time items.

____(10)____

One Time Items

In the second quarter of 2003 Teva recorded a one time income, before tax, of $100 million resulting from the receipt of North American rights to Purinethol ®  from GlaxoSmithKline (GSK) as a litigation settlement between Teva and GSK related to Nabumetone.  In addition, Teva recorded restructuring expenses of $7 million related to impairment of property, plant and equipment in connection with  the shut-down and transfer of an API facility.  The net gain after tax of these two non-recurring items is $73 million or $0.26 per share. Unless otherwise indicated all figures mentioned in this report are before the effect of these one-time items.

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

	Percentage of Sales Three Months Ended June 30		Period to Period Percentage
	2003	2002	Change
Net Sales	100.0%	100.0%	33.6%
Gross Profit	47.1%	43.2%	45.8%
Research and Development Expenses:
Total expenses	7.1%	7.8%	22.7%
Less participations & grants	(0.8%)	(1.4%)	(19.5%)
R&D Expenses - net	6.3%	6.4%	31.8%
Selling, General and Administrative
Expenses	17.0%	17.1%	32.9%
Operating Income	23.8%	19.7%	61.6%
Financial Expenses - net	1.2%	0.6%	147.2%
Income Before Income Taxes	22.6%	19.1%	58.3%
Net Income	18.0%	16.1%	49.4%

Sales - General

Consolidated sales for the three months ended June 30, 2003 were $764 million, an increase of 34% over the comparable quarter of 2002. About 70% of this growth is organic and currency neutral, with the remaining 30% of the growth is split between the positive impact of  the strengthening of the European, Canadian and Israeli currencies relative to the US dollar and the contribution of two companies acquired, in France and in Italy, that were consolidated only as of the third quarter of 2002.

.

    Sales By Geographical Areas

	U.S. Dollars In Millions Second Quarter,
	2003	2002	% Change	% of Total
North America	459.2	355.9	29%	60%
Europe	223.1	140.7	59%	29%
Rest of the World	82.1	75.4	9%	11%
Total	764.4	572.0	34%	100%

____(11)____

Sales By Business Segments

	U.S. Dollars In Millions Second Quarter,
	2003	2002	% Change	% of Total
Pharmaceuticals	666.6	515.2	29%	87%
A.P.I. *	93.1	52.1	79%	12%
Other	4.7	4.7	2%	1%
Total	764.4	572.0	34%	100%

*Third party sales only.

Pharmaceutical Sales

Teva`s consolidated pharmaceutical sales during the three months ended June 30, 2003 were $667 million, comprising approximately 87% of Teva`s total revenue and representing an increase of 29% over the second quarter of 2002. The following table shows the geographic breakdown of these sales:

    Pharmaceutical Sales

	U.S. Dollars In Millions Second Quarter,
	2003	2002	% Change	% of Total
North America	404.6	327.3	24%	61%
Europe	193.3	119.3	62%	29%
Rest of the World	68.7	68.6	0%	10%
Total	666.6	515.2	29%	100%

North America

Pharmaceutical sales in North America for the three months ended June 30, 2003 reached $405 million, an increase of 24% over the comparable quarter of 2002.  This increase was primarily attributable to significantly higher generic pharmaceutical sales as well as increased sales of Copaxone®.  The sales of 14 generic products that were not sold in the comparable quarter (Lisinopril and Lisinopril HCTZ,  Tizanidine HCl, Nifedipine ER, Cefaclor ER, Nizatidine, Fenofibrate (67 mg), Pergolide, Amox/Clav,  Mirtazapine and  Tamoxifen ) ,including newly launched products during this quarter   (Hydrocodone, Moexipril and  Mirtazapine (45mg.)), were the main contributors to the higher sales of generic products.

According to IMS data, during the quarter ended June 30, 2003, Teva`s U.S. subsidiary again ranked first among all generic pharmaceutical companies, in terms of both new, as well as total, retail prescriptions.

According to IMS data, in June 2003, Teva's  Mirtazapine and Hydrocodone achieved a market share of 66% and 70%, respectively, and Teva's  Amox/Clav achieved a 38%  share of the total generic market.

The following is a listing of the ANDA approvals Teva received from the U.S. FDA during the second quarter of 2003 and through the date of this report:

____(12)____

Generic Product Name	Approval Date	Innovator Product Brand Name

Hydrocodone/Ibuprofen	April 2003***	Vicoprofen®
Megestrol	May 2003	Megace®
Moexipril*	May 2003***	Univasc®
Quinapril*	June 2003	Accupril®
Mirtazapine 45mg.	June 2003***	Remeron®
Fosinopril Sodium Tablets**	July 2003	Monopril®

*Marketing exclusivity under Para. IV status.

** Tentative approval.

*** Already launched.

As of July 17, 2003, 61 product applications, some significant, were awaiting FDA approval.  These include 12 applications for which tentative FDA approval has already been granted.  Collectively, the products covered by these 61 applications have corresponding annual U.S. branded sales of approximately $48 billion.  Of these 61 applications, 41 were submitted pursuant to a Paragraph IV procedure.  To the extent that Teva was the first to file such Paragraph IV certifications, it should be eligible for 180-day marketing exclusivity.  Teva believes it is first-to-file on 15 of these applications, with annual U.S. branded sales of approximately $8 billion.

Europe

Teva's pharmaceutical sales in Europe were $193 million in the quarter ended June 30, 2003, an increase of approximately 62% over the second quarter of 2002.  The continued penetration of Copaxone® in Europe, the successful launch of  Simvastatin in the United Kingdom and The Netherlands,  the Euro revaluation of approximately 24% and other European currency appreciation at various rates against the U.S. dollar on a quarterly average base comparison and the consolidation of the sales of Teva Classics in France were the main contributors to Europe's sales increase.

Due to a government decision, published in the first quarter of 2003, the reimbursement system in The Netherlands is about to change significantly, with restrictions on the reimbursement price for certain products and a certain clawback for all other products.  Implementation has been postponed to August 2003.  The impact on pricing is not yet fully known.

A change in the reimbursement system is also anticipated in France.  The change is  aimed at encouraging generic usage by reducing reimbursement on certain branded products to the level of their generic equivalents.

Rest of the World

Israeli pharmaceutical sales, which accounted for 8% of consolidated pharmaceutical sales this quarter, totaled $54 million, a decrease of 1% compared to the second quarter of 2002.  Without the effect of the 8% revaluation (on a quarterly average base comparison) of the New Israeli Shekel (NIS) relative to the U.S. dollar, sales decreased by 9%.  Israeli sales in the second quarter were lower, primarily due to increased purchases of inventory by customers during the first quarter, which occurred in anticipation of hostilities between the US and Iraq.

Pharmaceutical sales in Teva`s other international markets increased by 4% from the comparable quarter largely due to higher Copaxone® sales.

Copaxone®

During the second quarter of 2003, global in-market sales of Copaxone®, Teva`s leading drug, totaled $176 million, an increase of 35% over the comparable quarter of 2002.  This growth was driven by both increased sales in Europe and in the United States where sales presently account for 68% of global Copaxone® sales compared with 77% in the comparable quarter of 2002.  According to IMS monthly data, Copaxone® captured 37% of the growth in U.S. total prescriptions between the second quarter of 2002 and 2003.  The U.S. price increase announced in the second quarter of 2003 will only have its real practical effect as of the third quarter of 2003.

____(13)____

During the recent European Neurological Society Annual Meeting in Istanbul, Turkey, several important scientific study presentations were delivered regarding Copaxone®, including:

  A study showing that Copaxone ® could reverse brain axonal loss - the study shows a connection between the drug's presumed mechanism of action and its ability to maintain axonal integrity.
  A study showing the benefit of a switch to Copaxone® for MS patients - the research evaluated relapsing-remitting MS patients who were switched from Avonex to Copaxone®.

Sales of Active Pharmaceutical Ingredients (API)

Total API sales, including sales to Teva`s pharmaceutical businesses, increased 67% over the comparable period, to a total of $169 million.  API sales to third parties were approximately $93 million, 79% more than the same period last year, and represented 12% of Teva`s consolidated sales for the quarter.  This increase in sales to third parties is the result of higher sales of certain products in the U.S. and increased demand for API products worldwide, as well as the inclusion of sales of Teva Pharmaceutical Fine Chemicals S.r.l., as of the third quarter of 2002. The substantial growth in internal sales stemmed from the launch of new products like Mirtazapine and Simvastatin that are vertically integrated with Teva's API.

Gross Profit

The gross profit margin for the quarter reached 47.1%, compared with 43.2% in the comparable quarter of 2002.  This quarter`s margin reflects a higher level of profitability, which was achieved due to a very favorable product mix both in the US and Europe, where Simvastatin significantly influenced profitability, allowing for a further improvement on the level of gross profitability achieved in the first quarter of 2003 (46.0%). The increased integration between Teva's API and pharmaceutical business is a major contributor to the continually improving profit margins.  With the new level of gross margins reached in recent quarters, it should be anticipated that quarterly margins will move modestly in either direction, depending to a large extent upon new product introductions and loss of exclusivity or other changes in the market .

Research and Development (R&D) Expenses

Gross R&D expenses during the quarter ended June 30, 2003 amounted to $55 million, an increase of approximately 23% as compared to the same period last year. The increase in R&D expenses is primarily attributable to increased generic R&D spending. The quarterly level of R&D spending this quarter was greater than Teva's expenditures in any quarter other than the fourth quarter of 2002, when we experienced a high concentration of activity mainly in bio studies as part of our generic efforts.

Net R&D expenses, which amounted to $49 million in the second quarter of 2003, were 32% higher than during the comparable quarter of 2002.  In the second quarter of 2003, participations in R&D expenses were lower than in the comparable quarter by 20% but were $3 million greater (93%) than in the first quarter of 2003. The decrease in participations from the comparable quarter is mainly the result of increased expenditures on projects with lower or no third-party participation.  The increase from the first  quarter of 2003 is largely attributable to participations received from Eisai Co., Ltd., Teva's new partner in the development of rasagiline.

Following the successful completion of the two phase III clinical trials of rasagiline in March, Teva entered into a long-term strategic alliance with Eisai, for the global co-development of rasagiline for several indications and its co-promotion in the U.S. market. Teva and Eisai will initially develop rasagiline for Alzheimer's disease and will also co-promote rasagiline, once approved by the FDA, in the U.S. for Parkinson's disease. This co-promotion will be carried out by Eisai and Teva Neuroscience Inc.  Rasagiline is expected to be submitted for regulatory approval in North America and Europe during the second half of 2003.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 33%, along with the sales increase of  34% over those of the comparable quarter.  This increase resulted from a number of factors including the consolidation of the two newly acquired European subsidiaries and higher insurance premiums. Higher insurance premiums principally reflected an increase in insurance industry premiums generally.

____(14)____

Financial Expenses

Net financial expenses in the quarter increased 147% to $9 million, compared with the same period last year. However, in the six months ended June 30, 2003, these expenses amounted to $13 million in line with the level of financial expenses in 2002. The quarterly fluctuations reflect mainly timing differences in recording hedging transactions.

Tax Rate

Inclusive of one time items, the rate of tax for the second quarter of 2003 and the six month period ended June, 2003 was 20.7% and 21.0%, respectively as compared to 15.9% in the second quarter of 2002, and 17.0% for all of 2002. The increased tax rate as compared to 2002 represents the expiration of certain tax benefits relating to Copaxone® and one of Teva's Approved Enterprises in Israel.  Teva expects to gradually begin to realize a new tax benefit on incremental Copaxone® sales beginning in 2004, as a result of building a second production facility for Copaxone® in the south of Israel in a tax-advantaged zone.  The rate of tax this quarter as compared with the first quarter of 2003 (21.5%) reflects management's estimate of the annual tax rate for the full year 2003.

Net Income

Net income for the quarter ended June 30, 2003 totaled $137 million, or $0.49 per share fully diluted, before one-time items, an increase over the comparable quarter of 2002 of 49% and 44%, respectively.  Net income as a percentage of sales was 18.0% in the second quarter of 2003, as compared to 16.1% in the comparable quarter of 2002.  The higher net income margin represents the above mentioned trends.  Net income including one-time items reached $210 million, or $0.75 per share diluted, an increase of 129% and 121% respectively.

Comparison of Six Months Ended June 30, 2003 to
Six Months Ended June 30, 2002

General

In general, the factors described above, relating to the comparison of results of the second quarter of 2003 and 2002 also impacted the comparison of the first six months of 2003 with the first six months of 2002.

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

	Percentage of Sales Six Months Ended June 30	Period to Period Percentage
	2003	2002	Change
Net Sales	100%	100%	36.2%
Gross Profit	46.6%	43.5%	45.9%
Research and Development Expenses:
Total expenses	6.9%	7.6%	23.3%
Less participations & grants	(0.6%)	(1.1%)	(24.8%)
R&D Expenses - net	6.3%	6.5%	32.0%
Selling, General and Administrative
Expenses	16.6%	17.0%	33.3%
Operating Income	23.7%	20.0%	61.1%
Financial Expenses - net	0.8%	1.0%	18.3%
Income Before Income Taxes	22.9%	19.1%	63.3%
Net Income	18.1%	15.9%	54.9%

____(15)____

Sales - General

Consolidated sales for the six months ended June 30, 2003 were $1,522 million, an increase of 36% over the comparable period of 2002, predominantly driven by organic growth.

    Sales By Geographical Areas

	U.S. Dollars In Millions First Half,
	2003	2002	% Change	% of Total
North America	939.9	694.0	35%	62%
Europe	414.9	268.6	54%	27%
Rest of the World	167.0	154.5	8%	11%
Total	1,521.8	1,117.1	36%	100%

Sales By Business Segments

	U.S. Dollars In Millions First Half,
	2003	2002	% Change	% of Total
Pharmaceuticals	1,331.4	994.1	34%	87%
A.P.I. *	181.2	113.6	60%	12%
Other	9.2	9.4	(2%)	1%
Total	1,521.8	1,117.1	36%	100%

*Third party sales only.

Pharmaceutical Sales

Teva`s consolidated pharmaceutical sales during the six months ended June 30, 2003 were $1,331 million, comprising approximately 87% of Teva`s total revenue and representing an increase of  34% over the same period of last year. The following table shows the geographic breakdown of these sales.

    Pharmaceutical Sales

	U.S. Dollars In Millions First Half,
	2003	2002	% Change	% of Total
North America	831.4	630.8	32%	62%
Europe	355.9	223.6	59%	27%
Rest of the World	144.1	139.7	3%	11%
Total	1,331.4	994.1	34%	100%

North America

Pharmaceutical sales in North America for the six months ended June 30, 2003 reached $831 million, an increase of 32% over the comparable period of 2002. This increase was primarily attributable to continued strong sales of new generic products as well as increased sales of Copaxone®.

____(16)____

Europe

Teva's pharmaceutical sales in Europe were $356 million in the six months ended June 30, 2003, an increase of approximately 59% over the first six months of 2002. In local currency terms, sales increased between the relevant periods by 32%, predominantly due to the consolidation of Teva Classics as of the third quarter of 2002.

Rest of the World

Israeli pharmaceutical sales, which accounted for 9% of consolidated pharmaceutical sales in the period ended June 30, 2003, totaled $114 million, an increase of 2% compared to the comparable period of 2002. However, without the effect of the 2% appreciation of the New Israeli Shekel (NIS) relative to the U.S. dollar, sales remained practically flat.

Pharmaceutical sales in Teva`s other international markets increased by 8% from the comparable period.

Copaxone®

During the first six month period of 2003, global in-market sales of Copaxone® totaled $332 million, an increase of 39% over the comparable period of 2002.

Sales of Active Pharmaceutical Ingredients (API)

Total API sales, including sales to Teva`s pharmaceutical businesses, increased 61% over the comparable period, to a total of $337.6 million.  API sales to third parties were approximately $181million, 60% more than the same period last year, and represented 12% of Teva`s consolidated sales for the period.

Gross Profit

The gross profit margin for the first six months reached 46.6%, compared with 43.5% in the comparable period of 2002, reflecting the new level of gross profitability achieved since the beginning of 2003 as a result of a very favorable product mix.

Research and Development (R&D) Expenses

Gross R&D expenses during the six month period ended June 30, 2003 amounted to $105 million, an increase of approximately 23% as compared to the same period last year. Gross R&D as a percentage of sales reached 7% during the six months ended June 30, 2002, slightly lower than the 8% in the comparable period of 2002.

Net R&D expenses, which amounted to $95 million in the first six months of  2003, were 32% higher than during the comparable period of 2002.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 33% over those of the comparable period.  SG&A as a percentage of sales were 16.6% compared to 17.0% in the comparable period of 2002.

Financial Expenses

Net financial expenses in the six month period ended June 30, 2003 increased 18% to $13 million, compared with the same period last year.

Tax Rate

The rate of tax for the six month period ended June 30, 2003 was 21.0% as compared to 16.7% in the comparable period of 2002, and 17.0% for all of 2002.

____(17)____

Net Income

Net income for the six months ended June 30, 2003 totaled $275 million, or $0.99 per share fully diluted, an increase over the comparable period of 2002 of 55% and 50%, respectively.  Net income as a percentage of sales was 18.1% in the six months ended June 30, 2003, as compared to 15.9% in the comparable period of 2002.  The all-time high net income margin reflects the above mentioned trends.

Critical Accounting Policies

The preparation of Teva`s financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements and related footnotes.  Teva bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances.  The more important estimates that Teva makes on an ongoing basis include those related to sales reserves and allowances, income taxes and litigation.  Teva`s actual results could differ from these estimates under different assumptions or conditions.  Please refer to Note 1 of Teva`s financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2002 for a summary of Teva`s significant accounting policies as well as to the critical accounting policies included in the above Report.

Impact of Currency Fluctuations and Inflation

Because Teva`s results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and local currencies - mainly the Euro, New Israeli Shekel (NIS), Canadian Dollar, Pound Sterling and Hungarian Forint - affect Teva`s results.  During the second quarter of 2003, the Euro continued to revalue against the U.S.$ by 24% relative to the comparable quarter last year (average compared with average). The Hungarian Forint revalued by approximately 17%, and the Pound Sterling by approximately 11%.  While the U.S.$ value of sales in Europe benefited by the revalued Euro, the impact on net income was mitigated by the fact that costs in Europe  increased correspondingly in dollar terms as well as the costs of  European raw materials purchased by Teva's non-European businesses.

In Israel, the dollar value of local sales increased by the revaluation of the NIS by 8% between the comparable quarters.  However, as Teva`s Israeli production was both for local and foreign markets, its NIS-denominated expenses exceeded its NIS-denominated income.  As a result, the net impact of the NIS revaluation on Teva`s bottom line was negative.

Such European currencies, the Canadian Dollar  and NIS revaluations had the net effect of increasing sales by approximately $36 million in the second quarter of 2003 as compared with the second quarter of 2002, similar to the impact of currency revaluations on Teva's first quarter 2003 results and with minimal impact on net income.

Liquidity and Capital Resources

On June 30, 2003, Teva`s working capital was $1.5 billion, as compared to $1.4 billion as at December 31, 2002.  Cash and cash equivalents at June 30, 2003 amounted to $0.9 billion, as compared to $0.8 billion at December 31, 2002.  Together with other liquid capital resources, including short term and long term fixed income securities, Teva's overall liquid assets amounted to $1.4 billion at June 30, 2003 as compared to $1.2 billion as of December 31, 2002.

Cash provided by operating activities during the second quarter of 2003 amounted to $98 million compared with $130 million in the second quarter of 2002 and $354 million for the entire 2002.  The increase in working capital was due to increased investment in inventories and receivables resulting in a lower cash generation this quarter.  In this context it should be noted that the litigation settlement with GSK took the form of products rights and accordingly, did not generate a cash receipt.

Inventories increased by $66 million during the second quarter of 2003. In addition to increase in inventories due to currency  revaluation, inventories have been built up to secure a high level of customer service, which Teva believes to be a cost-effective measure in light of the low interest rate environment.

Investment in property, plant and equipment in the second quarter of 2003 amounted to $48 million, compared to $42 million in the comparable quarter last year.  Depreciation and amortization amounted to $30 million in the second quarter of 2003, as compared to $26 million in the comparable quarter of 2002.

Short-term credit includes Teva`s Senior Convertible Debentures due 2005 as the holders have a "put option" effective October 2003.

____(18)____

Since the contingent conversion price of $51.50 applicable to its $360 million of convertible debentures due 2021 and its $450 million of convertible debentures due 2022 was exceeded during the first twenty trading days of July 2003, as of the third quarter Teva will include these convertible debentures in its fully diluted EPS calculation.  For purposes of  calculating third quarter EPS,  Teva's weighted average number of outstanding shares will increase  by 19 million shares with a corresponding add back of their related financing expenses to net income.  The debentures will remain convertible in future periods subject to Teva's share price exceeding $51.50 for twenty trading days within the first thirty trading days of each quarter.

Shareholders' equity exceeded $2.2 billion at June 30, 2003, reflecting an increase of $376 million over the level at December 31, 2002, comprising mainly the net income generated in the first six months of 2003, including one time items and positive translation differences, especially as a result of the strengthening of currencies against the US Dollar, less the dividend distributed through June 30, 2003.

Teva`s principal sources of short-term liquidity are its existing cash and internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term.  Teva`s cash is  invested in high rated liquid short and long-term corporate bonds that bear fixed and floating interest rates.

Teva continues to review additional opportunities to acquire companies in the generic pharmaceuticals industry and to acquire complementary technologies or product rights.  To the extent that any such acquisitions involve cash payments rather than the issuance of shares, they may require Teva to draw upon its credit lines available from Israeli and other banks, or may involve raising additional funds from debt or equity markets.

Quantitative and Qualitative Disclosures About Market Risk

Reference is made to the "Quantitative and Qualitative Disclosures About Market Risk" section (Item 11) in Teva`s Annual Report on Form 20-F for the year ended December 31, 2002.

Legal Proceedings

Reference is made to the "Legal Proceedings" section in Teva`s Annual Report on Form 20-F for the year ended December 31, 2002, as updated under the "Legal Proceedings" section on Teva`s Report on Form 6-K relating to the quarter ended March 31, 2003.  Except as described below, there were no material developments to such legal proceedings during the quarter ended June 30, 2003.

On March 24, 2003, Teva USA obtained summary judgment from the U.S. District Court for the District of New Jersey, which held that Teva USA`s Moexipril Hydrochloride Tablets did not infringe a U.S. patent licensed by Warner Lambert Company to  Schwarz Pharma, Inc. and Schwarz Pharma AG, which market their moexipril formulation as Univasc®.  Annual sales as of March 31, 2003 of the branded product in the U.S. were estimated to be approximately $56 million.  In May 2003, following FDA approval, the Company launched its product, Moexipril Hydrochloride, 7.5 mg./15 mg.  Schwarz Pharma has appealed the District Court`s judgment and the appeal is pending.  Teva believes that the findings of fact and legal conclusions of the District Court are well founded and that the decision will be upheld.  Were any of the plaintiffs to be successful in their appeal, the case would be remanded to the District Court for further proceedings.  If it is found that Teva USA infringes the patent, it could be required to pay damages to the plaintiffs related to the sales of moexipril hydrochloride tablets and be enjoined from selling that product.  No provision for this matter has been included in the accounts.

In May 2003, Teva USA accepted service in U.S., ex rel. King v. Alcon Laboratories, Inc., et al., a qui tam action, filed in U.S. District Court for the Northern District of Texas, against 28 pharmaceutical companies, comprising a substantial portion of the U.S. pharmaceutical industry.  The Complaint, brought by an individual on behalf of the United States pursuant to provisions of the federal False Claims Act, alleges that defendant pharmaceutical companies defrauded the United States government by selling products to the United States and its instrumentalities that were not manufactured in full compliance with FDA Current Good Manufacturing Processes, and were therefore adulterated within the meaning of the Food and Drug Act.  The Complaint seeks the recovery of $30 billion collectively from defendants.  The United States Department of Justice has twice declined to intervene in the lawsuit to pursue the claims directly on behalf of the United States.  Teva believes that the action is without merit as to it and will defend the action vigorously.  No provision for this matter has been included in the accounts.

____(19)____

On April 30, 2003, GlaxoSmithKline ("GSK") and Teva announced the settlement of all U.S. litigation pending between them relating to the patent actions regarding Nabumetone, the generic version of GSK's Relafen® and the antitrust claims asserted by Teva and Teva USA related to such patent litigation.  Following the settlement with GSK, Teva announced on July 1, 2003 that effective June 30, 2003, it had received all product rights relating to Purinethol® for the United States, Puerto Rico and Canada.  Purinethol® is indicated as a treatment for leukemia and had North American sales of approximately $87 million for the 12-month period ended March 2003 according to IMS. In connection with this transaction, Teva recorded a one-time gain of approximately $100 million, which is reflected in the financial statements for the quarter ended June 30, 2003.

As of June 30, 2003, Biovail Corporation International and Teva USA entered into a settlement with Bayer AG, Bayer Corporation, and Pfizer Inc. of all patent litigation pending among them regarding Biovail`s Nifedipine Extended Release Products.  Pursuant to that settlement, the parties to the nifedipine patent litigations pending in the U.S. District Court for the District of Puerto Rico filed a stipulation with the Court on July 16, 2003, which was signed by the Court on July 23, 2003, dismissing each of the pending matters regarding Biovail`s Nifedipine Extended Release Products.

____(20)____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: August 4, 2003

____(21)____